UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 29, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

Taro Reschedules Issuance of its Financial Results For the Quarter Ended September 30, 2012
To November 1, 2012 due to Expected Severe Weather Conditions Associated with Hurricane Sandy

Hawthorne, NY, October 29, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today the postponement of the issuance of its financial results for the quarter ended September 30, 2012, which results were previously announced to be issued on October 30, 2012, due to expected severe weather conditions associated with Hurricane Sandy.

The Company will release the financial results for the quarter ended September 30, 2012 after the market close on Thursday, November 1, 2012.  The release will also be available on Taro’s website at www.taro.com.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

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